Exhibit 99.1

Trillion Energy Announces Amendment to M47 Farm-In Agreement Gaining Additional Flexibility Through 2027 for Earn-in Commitments

July 9, 2026 – Vancouver, British Columbia – Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to announce an extension and restructuring of payments required in its earn-in agreement for the M47c,d oil block (the “M47 Block”), an onshore exploration asset in the Cudi-Gabar petroleum province of southeastern Türkiye.

As previously announced, the Company entered into a Farm-In Agreement on January 9, 2026, to acquire 29% participating interest in the M47 Block. In exchange for USD$300,000 advanced on July 4, 2026, as part of the earn-in commitment, the remainder of Trillion’s next tranche of funding commitment has been extended to September 15, 2026. Approximately USD$4.35 million is payable by September 15, 2026. Further payments are postponed until September 2027, providing Trillion with additional financial flexibility.

The payment timing intervals correspond to seismic and other commitments required to advance exploration and development plans for the block without undue delays. The Company’s financial commitment will cover 80% of the next component of the work program, including, inter alia, development activities in the North Block. One additional well is expected to be covered by another partner, the terms of which are under discussion at this time. Several new wells are expected over the next 12 months as exploration and development ramps up on the block. Other block partners are expected to make significant additional financial contributions; Trillion’s financial commitment will also be prorated to its interest after its entire $15 million earn-in commitment is expended. The North Block has the potential for up to 80 vertical development wells, subject to commerciality, which has been evaluated at 81% chance of commerciality by independent appraisal on a 95,315 MSTB gross PIIP-derived resource.

Scott Lower, President, stated: “The Company is strongly committed to its investors and partners to make the M47 a producing block, given the region’s strong momentum for development ramp-up. Meaningful production is targeted to start later this year upon meeting our earn-in commitment and well drilling/workover activities commencing, and this revised agreement provides additional optionality to achieve it.”

About the M47c,d Oil Block

The M47c,d oil block covers approximately 450 km² within the Cudi-Gabar petroleum province, approximately 11 km southeast of the Şehit Aybüke Yalçın field, Türkiye’s largest onshore light oil discovery. The region hosts a significantly established production, with over 100 analogue wells operating nearby. An independent NI 51-101 resource evaluation has identified meaningful contingent and prospective oil resources on the Block, providing a strong technical foundation for the upcoming work program. Highlights of the opportunity are as follows:

●	2C Contingent Resource of 27.6 MMbbl on the North Discovery, with an unrisked NPV-10 of USD$733.5 million.

●	Approximately 11 km from the Şehit Aybüke Yalçın oil field, Türkiye’s largest onshore oil discovery

●	Light oil discovery confirmed at 32.4° API gravity (2025)

●	38 metres of net oil pay at C-1 discovery well (2025)

●	Total unrisked resource potential of 51.6 MMbbl net to Trillion across three prospects, with a North Prospect 3C estimate at an unrisked NPV-10 of USD$1.18 billion.

●	Seven newly discovered analog oil field in the Gabar region over the past five years

●	Analog Gabar regional fields produce a combined rate of over 80,000 bbl/d

●	578,213 MSTB PIIP (100% interest) assessed by appraisal

About Trillion Energy International Inc.

Trillion Energy International Inc. is a Canadian oil exploration company focused on Türkiye. The Company has an agreement to earn 29% working interest in the M47 oil exploration block (C3 and C4 licenses) located in the Cudi-Gabar petroleum province of southeastern Türkiye. More information may be found on www.sedarplus.ca and on the Company’s website at www.trillionenergy.com.

Requests for further information should be directed to:

Scott Lower, President

e-mail: info@trillionenergy.com

Trillion Energy International Inc.

Suite 700, 838 West Hastings Street

Vancouver, B.C., V6C 0A6

Corporate offices: 1-778-819-1585

Cautionary Statement Regarding Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws, including statements regarding the extension of the Company’s payment and funding commitments under the Farm-In Agreement; the related financing to advance the earn-in; the Company’s completion of the earn-in and its participating interest in the M47 Block; the use of proceeds; and the contingent and prospective resources. This information reflects the Company’s current expectations and is subject to risks and uncertainties, including that the financing may not be completed on the terms, timing or at all; that required regulatory, stock exchange and securities approvals may not be obtained; that the funding milestones may not be met; and commodity price, exploration, dilution, Türkiye regulatory, JOC partner and currency risks. Readers should not place undue reliance on forward-looking information, which is made as of the date hereof; the Company disclaims any obligation to update it except as required by applicable securities law.

Oil and Gas Disclosure, COGEH / NI 51-101

This news release has been prepared in accordance with National Instrument 51-101 (“NI 51-101”) and the Canadian Oil and Gas Evaluation Handbook (“COGEH”). The contingent and prospective oil resources referred to are estimates from an independent evaluation prepared by Chapman Petroleum Engineering Ltd. (effective December 31, 2025); they are estimates only, are not reserves, and there is no certainty they will be commercially produced or, in the case of prospective resources, discovered.

Analogue fields -References to the Şehit Aybüke Yalçın field and other nearby producing fields, and to current Gabar production of approximately 80,000 barrels per day are based on publicly available information reported by Türkiye Petrolleri Anonim Ortaklığı (“TPAO”) and public media sources; Trillion has no direct knowledge of their data, which is not necessarily indicative of results at Block M47C3,C4. Any reference to nearby or analog field discoveries and production rates in the Gabar/Cudi petroleum province is historical information about third-party properties in the same geological trend and is not an estimate of resources attributable to the Company’s M47 Concession.

Contingent Resources The C2 case represents the “2C” (best estimate) Contingent Resources category for the North Prospect (Mardin Group), based on 82 gross drilling locations, with associated gross Contingent Resources of 27,641 MSTB light oil (24,186 MSTB net to the Company’s appraised working interest). Chapman has assigned a Chance of Development of 81% to this case, derived from an assessment of economic viability, market access, production and transportation infrastructure, regulatory and social license, and corporate/external approvals. Because the North Prospect resources are discovered no Chance of Discovery risk applies. Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered commercially recoverable due to one or more contingencies. The primary contingency affecting this project is the early stage of development; a Project Maturity Sub-class of “Development Unclarified” has been assigned, as drilling operations are still being planned by the Company. Estimated net present values (before income tax) associated with the 2C case, both before and after application of the Chance of Development, are set out above.

Total unrisked resource potential (51.6 MMbbl net to Trillion). This figure aggregates the 2C Contingent Resources estimate for the North Prospect (27,641 MSTB) with the arithmetic-average Prospective Resources estimates for the Central Prospect (14,964 MSTB) and Findik Prospect (9,023 MSTB), representing Trillion’s 29% working and/or royalty interest share before deduction of third-party royalties.

578,213 MSTB PIIP (100% interest). Petroleum Initially-In-Place (“PIIP”) is the estimated quantity of petroleum estimated to exist in the reservoir prior to production, on a 100% (gross property) basis, before application of a recovery factor. PIIP is not a resources or reserves estimate and is not, and should not be construed as, an estimate of recoverable volumes. Only a portion of PIIP is classified as Contingent or Prospective Resources after application of the applicable recovery factor (20–40%, depending on the prospect and case), and only the resources so classified — not the PIIP — are subject to the resource and economic estimates disclosed elsewhere in this release. As with the resource-potential figure above, this total combines PIIP for a discovered (Contingent) accumulation with PIIP for undiscovered (Prospective) accumulations.

Additional information, including the applicable resource definitions, evaluation assumptions, and risk factors, is available in the Company’s continuous disclosure record on SEDAR+.

Neither the Canadian Securities Exchange nor its regulation services provider accepts responsibility for the adequacy or accuracy of this news release.